ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE

COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(UNAUDITED)

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE

CONTENTS





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Stockholders
Advancing Eco Agriculture, Inc. and Affiliate
Middlefield, OH

We have reviewed the accompanying combined financial statements of Advancing Eco Agriculture, Inc. and Affiliate (the "Company"), which comprise the combined balance sheets at December 31, 2023 and 2022, and the related combined statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
April 24, 2024

1

50 JERICHO QUADRANGLE, STE. 200, JERICHO, NY 11753
P: 516.256.3500 • F: 516.256.3510 • GRASSIADVISORS.COM
NEW YORK I NEW JERSEY I MASSACHUSETTS I FLORIDA

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
COMBINED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

ASSETS

	2023	2022
CURRENT ASSETS:		
Cash and cash equivalents	$ 438,251	$ 1,908,314
Accounts receivable, net	1,843,403	1,389,052
Inventories, net	2,473,413	2,365,272
Prepaid expenses and other current assets	229,100	74,592
Contract assets	565,004	597,500
Total Current Assets	5,549,171	6,334,730
PROPERTY AND EQUIPMENT, NET	8,200,302	2,512,624
OTHER ASSETS:		
Note receivable, related party	-	393,448
Investments at cost	578,298	-
Operating lease right-of-use assets	3,844,554	4,682,416
Goodwill	200,441	200,441
Other assets	237,994	205,000
Total Other Assets	4,861,287	5,481,305
TOTAL ASSETS	$ 18,610,760	$ 14,328,659

See independent accountants' review report and notes to combined financial statements.

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
COMBINED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
CURRENT LIABILITIES:		
Notes payable - bank	$ 1,920,820	$ -
Current maturities of long-term debt, net	2,148,690	172,084
Accounts payable	2,576,059	261,322
Accrued expenses and other current liabilities	376,388	450,570
Contract liabilities	755,984	1,859,457
Note payable - related party	130,000	-
Current portion of operating lease liabilities	740,697	727,710
Total Current Liabilities	8,648,638	3,471,143
LONG-TERM LIABILITIES:		
Long-term debt, less current maturities, net	1,114,178	1,182,577
Operating lease liabilities, less current portion	3,366,955	4,029,763
Deferred tax liabilities, net	346,000	-
Other liabilities	260,480	309,338
Total Long-Term Liabilities	5,087,613	5,521,678
Total Liabilities	13,736,251	8,992,821
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, $0.000001 par value; 200,000 shares authorized, issued and outstanding as of December 31, 2023	-	-
Preferred stock, $0.000001 par value; 60,000 shares authorized; 9,102 shares issued and outstanding at December 31, 2023	1,107,489	-
Additional paid-in capital	3,300,000	-
Retained earnings	467,020	-
Members' equity	-	5,335,838
Total Stockholders' Equity	4,874,509	5,335,838
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,610,760	$ 14,328,659

See independent accountants' review report and notes to combined financial statements.

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
NET REVENUES:	$ 18,045,410	$ 18,655,429
COST OF GOODS SOLD	8,948,007	8,416,357
GROSS PROFIT	9,097,403	10,239,072
OPERATING EXPENSES	9,432,789	8,720,780
(LOSS) INCOME FROM OPERATIONS	(335,386)	1,518,292
OTHER (EXPENSE) INCOME:		
Interest expense	(328,585)	(109,252)
Other expense	(16,264)	-
Other income	2,817	95,041
Total Other Expense	(342,032)	(14,211)
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(677,418)	1,504,081
PROVISION FOR INCOME TAXES	466,261	-
NET (LOSS) INCOME	$ (1,143,679)	$ 1,504,081

See independent accountants' review report and notes to combined financial statements.

4

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Preferred Stock		Additional	Members'	Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Equity	Earnings	Equity
MEMBERS' EQUITY, JANUARY 1, 2022	-	$ -	-	$ -	$ -	$ 1,552,772	$ -	$ 1,552,772
CONTRIBUTIONS	-	-	-	-	-	3,000,000	-	3,000,000
CONVERSION OF NOTE PAYABLE	-	-	-	-	-	300,000	-	300,000
NET INCOME	-	-	-	-	-	1,504,081	-	1,504,081
DISTRIBUTIONS TO MEMBERS	-	-	-	-	-	(1,021,015)	-	(1,021,015)
MEMBERS' EQUITY, DECEMBER 31, 2022	-	-	-	-	-	5,335,838	-	5,335,838
CONVERSION FROM LLC TO C CORPORATION	20,000	-	-	-	3,300,000	(5,335,838)	2,035,838	-
ISSUANCE OF PREFERRED STOCK	-	-	9,102	1,107,489	-	-	-	1,107,489
NET LOSS	-	-	-	-	-	-	(1,143,679)	(1,143,679)
DISTRIBUTIONS TO STOCKHOLDERS	-	-	-	-	-	-	(425,139)	(425,139)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2023	20,000	$ -	9,102	$ 1,107,489	$ 3,300,000	$ -	$ 467,020	$ 4,874,509

See independent accountants' review report and notes to combined financial statements.

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (1,143,679)	$ 1,504,081
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Credit loss (recovery) expense	(11,428)	40,000
Inventory reserve	(78,000)	-
Depreciation and amortization	447,581	114,258
Deferred income taxes	346,000	-
Loss on disposal of property and equipment	(2,313)	-
Long-term incentive plan	(48,858)	111,956
Noncash lease expense	935,995	396,220
(Increase) decrease in assets:		
Accounts receivable	(442,923)	(321,038)
Inventories	(30,141)	(207,626)
Prepaid expenses and other current assets	(154,508)	1,223
Contract assets	32,496	(597,500)
Accounts receivable - related party	-	214,187
Other assets	(32,994)	(205,000)
Increase (decrease) in liabilities:		
Accounts payable	2,314,737	51,431
Accounts payable, related party	-	(248,508)
Accrued expenses	(74,182)	-
Contract liabilities	(1,103,473)	(1,540,606)
Operating lease liabilities	(747,954)	(266,758)
Net Cash Provided By (Used In) Operating Activities	206,356	(953,680)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(6,132,946)	(1,768,019)
Cash paid for acquisition of business	-	(35,000)
Repayments of notes receivable, related party	393,448	-
Issuance of notes receivable	-	(309,960)
Repayment of advances to related party	-	220,960
Cash paid for investment in affiliate	(578,298)	-
Net Cash Used In Investing Activities	(6,317,796)	(1,892,019)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable - bank	5,578,290	-
Repayments of notes payable - bank	(1,657,470)	-
Repayments of long-term debt	(91,793)	(187,353)
Repayments of advances from related party	-	(349,945)
Proceeds from notes payable - related party	130,000	-
Proceeds from issuance of preferred stock	1,524,422	-
Contributions from members	-	3,000,000
Deferred offering costs	(416,933)	-
Distributions to stockholders	(425,139)	-
Distributions to members	-	(1,085,230)
Net Cash Provided By Financing Activities	4,641,377	1,377,472
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,470,063)	(1,468,227)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,908,314	3,376,541
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 438,251	$ 1,908,314
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 328,585	$ 207,243
Income taxes	$ 466,261	$ -
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Conversion of note payable to membership interests	$ -	$ 300,000
Property and equipment acquired through long-term financing	$ -	$ 35,000
Conversion of notes payable - bank to long-term debt	$ 2,000,000	$ -
Right-of-use asset - operating lease	$ 98,133	$ 5,024,320

See independent accountants' review report and notes to combined financial statements.

Note 1 - Nature of Operations and Principles of Combination

Business Activity

Advancing Eco Agriculture, LLC ("AEA"), organized in 2008, is a plant nutrition and bio-stimulants consulting company that develops and manufactures high-quality regenerative agriculture products. AEA's manufacturing and office facilities are located in Middlefield, Ohio and Aurora, Colorado, with additional warehouse facilities in California, Florida, Kansas and Washington. AEA's customers are located primarily through the United States of America, with some internationally.

AEA Enterprises, LLC ("AEAE"), organized in 2009 and based in Middlefield, Ohio, is a leasing entity that was formed for the purpose of holding real estate which is leased to AEA.

Crop Health Laboratories, LLC ("CHL"), organized in 2014 and based in Bellville, Ohio, is a crop nutrition consulting company and the North American supplier of Plant Sap Analysis technology. CHL's customers are located primarily throughout the United States. On January 1, 2022, AEA entered into a limited liability interest purchase agreement to purchase the member's interest in CHL for $35,000. CHL is consolidated into the combined financial statements for the years ended December 31, 2023 and 2022, respectively, as a wholly owned subsidiary of AEA.

On January 1, 2023, AEA converted from an LLC to a C Corporation.

Principles of Combination

The combined financial statements for the years ended December 31, 2023 and 2022 include the accounts of AEA, its wholly owned subsidiary CHL, and AEAE, which is related through common ownership and management. All significant intercompany balances and transactions have been eliminated in combination.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Adoption of ASU No. 2016-13

As of January 1, 2023, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, and all subsequently issued related amendments, which changed the methodology used to recognize impairment of the Company's contract receivables. Under this ASU, financial assets are presented at the net amount expected to be collected, requiring immediate recognition of estimated credit losses expected to occur over the asset's remaining life. This is in contrast to previous U.S. GAAP, under which credit losses were not recognized until it was probable that the loss had been incurred. The Company performed its expected credit loss calculation based on historical accounts receivable, write-offs, including consideration of then-existing economic conditions and expected future conditions. The adoption of this ASU did not have a significant impact on the combined financial statements.

Revenue Recognition and Contracts with Customers

The Company recognizes its revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The guidance affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

ASC 606 provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. An entity should apply the following five-step process to recognize revenue:

Step 1: Identify the contract with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In accordance with FASB ASC Subtopic 606-10-50, the Company disaggregates revenue from contracts with customers into major product lines. The Company's revenue is reported under two revenue categories: product sales, which relates to the sale of regenerative agriculture additives and sap analysis testing kits and consulting services, which relates to the transfer of knowledge of AEA's techniques to improve plant health and quality through customized crop programs. The Company disaggregates revenue based on the timing of the transfer of control of the underlying product or service.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Revenue Recognition and Contracts with Customers (cont'd.)

The following schedule disaggregates the Company's revenue for the years ended December 31, 2023 and 2022:

	2023	2022
Product sales	$ 17,827,910	$ 17,807,929
Consulting services	217,500	847,500
	$ 18,045,410	$ 18,655,429

Product Sales

Revenue is recognized upon the transfer of control of the promised products to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products.

The Company typically transfers control upon shipment of the products, depending on the customer. Typically, revenue recognition coincides with the timing of invoicing to the customers, at which point the Company has an unconditional right to consideration.

The contract with the customer states the final terms of the sale, including the description, quantity, and price of each product purchased. Payment for product sales is typically due within 30 days of billing or upon receipt of the products, depending on the customer.

Product discounts are recognized as a reduction of sales in the period of revenue recognition. AEA's pre-order discount ranges from 5-10%, based on volume, for orders placed, and is available to all customers. CHL's pre-order discount is 53.33% and is available to one distributor. A tiered pricing schedule is available to all CHL customers based on volume.

Shipping and handling activities are performed after a customer obtains control of the good (traditionally FOB Shipping Point). The Company has elected as a practical expedient to account for shipping and handling as activities to fulfill the promise to transfer the good versus as a separate performance obligation. If revenue is recognized for the related good before the shipping and handling activities occur, the related costs of those shipping and handling activities shall be accrued – typically when revenue is recognized.

The Company has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when the contract costs are incurred. Additionally, none of the Company's contracts have a significant financing component.

The Company's contracts with customers generally result in goods transferred at a point in time from a single performance obligation.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Revenue Recognition and Contracts with Customers (cont'd.)</u>

Consulting Services

The Company recognizes revenue related to consulting services over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. The customer typically controls the asset while the service is being performed, as evidenced by the Company's rights to payment for work performed.

Accounts receivable, net balances are summarized as follows:

	January 1, 2022	December 31, 2022
Accounts receivable, net	$ 1,045,221	$ 1,389,052

	January 1, 2023	December 31, 2023
Accounts receivable, net	$ 1,389,052	$ 1,843,403

Contract Assets and Liabilities

Billing practices are governed by the contract terms of each project based upon the achievement of milestones or predetermined points in time. Billings do not necessarily correlate with revenue recognized. The Company's contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period in accordance with normal industry practice.

Contract assets include unbilled customer amounts typically resulting from revenue under long-term contracts.

Contract asset balances are summarized as follows:

	January 1, 2022	December 31, 2022
Contract assets	$ -	$ 597,500

	January 1, 2023	December 31, 2023
Contract assets	$ 597,500	$ 565,004

The Company records customer deposits as contract liabilities when payments are received in advance of the performance obligation. Billings on these contracts are recognized as revenue when earned.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Revenue Recognition and Contracts with Customers (cont'd.)</u>

Contract liabilities balances are summarized as follows:

	January 1, 2022	December 31, 2022
Contract liabilities	$ 3,338,966	$ 1,859,457

	January 1, 2023	December 31, 2023
Contract liabilities	$ 1,859,457	$ 755,984

<u>Use of Estimates</u>

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of the combined statements of cash flows, the Company considers all investments with maturities of three months or less from the purchase date to be cash equivalents.

<u>Accounts Receivable</u>

The Company carries trade accounts receivable related to regenerative agricultural additives and sap analysis test kits. Trade credit is generally extended on a short-term basis; thus, trade receivables do not bear interest. The Company does not require collateral for accounts receivable. The Company carries its accounts receivables net of an allowance for credit losses. The measurement and recognition of credit losses involves the use of judgment. Management's assessment of expected credit losses includes consideration of current and expected economic conditions, market and industry factors affecting the Company's customers (including their financial condition), the aging of account balances, historical credit loss experience, customer concentrations, and customer creditworthiness. Management evaluates its experience with historical losses and then applies this historical loss ratio to financial assets with similar characteristics. The Company's historical loss ratio or its determination of risk pools may be adjusted for changes in customer, economic, market or other circumstances. The Company may also establish an allowance for credit losses for specific receivables when it is probable that the receivable will not be collected and the loss can be reasonably estimated. Amounts are written off against the allowance when they are considered to be uncollectible, and reversals of previously reserved amounts are recognized if a specifically reserved item is settled for an amount exceeding the previous estimate. At December 31, 2023 and 2022, the allowance for credit losses amounted to approximately $38,000 and $49,000, respectively.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost determined using the first in, first-out method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The Company monitors its inventory levels during the year and records provisions for excess inventories based on slower moving inventory. Potential excess inventory is defined as the amount of inventory on hand in excess of historical sales, forecasted demand, liquidation value and other factors. Losses from the write-down of damaged or otherwise nonsalable inventory are recorded in the period in which they occur. At December 31, 2023 and 2022, the reserve for slow moving inventory amounted to approximately $0 and $78,000, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Building and improvements	15 to 39 years
Transportation equipment	5 years
Machinery and equipment	7 to 15 years
Furniture and fixtures	7 years
Computer equipment	5 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with FASB ASC Subtopic 360-10, *Impairment or Disposal of Long-Lived Assets*. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured as the amount by which the carrying amount, if any, exceeds the fair value. At December 31, 2023 and 2022, the Company determined there was no impairment of long-lived assets.

Note 2 -   Summary of Significant Accounting Policies (cont'd.)

Investment at Cost

The Company has an investment that is carried at cost, as the Company owns 20% or less of the voting equity and does not have the ability to exercise significant influence over this company. The Company regularly evaluates the carrying value of its cost method investment for impairment and whether any events or circumstances have occured that would significantly harm the fair value of the investment. The primary indicators the Company utilizes to identify these events and circumstances are the investee's ability to secure additional funding and the value of that additional funding. In the event a decline in fair value is judged to be other-than-temporary, the Company will record an other-than-temporary impairment change in other expense in the combined statement of operations. No such charges were recorded for the years ended December 31, 2023 and 2022. The Company recognizes dividends received that are distributed from net accumulated earnings of the investees as income. The Company had $578,298 and $0 of cost method investments at December 31, 2023 and 2022, respectively.

Goodwill

Goodwill in the amount of $200,441 at December 31, 2023 and 2022, represents the excess of the purchase price over the fair value of the net assets acquired, which was recorded in conjunction with business combinations.

In accordance with FASB ASC Topic 350, the Company evaluates the facts and circumstances as of the end of each reporting period to determine whether triggering events exist and, if so, whether it is more likely than not that goodwill is impaired. On and during the years ended December 31, 2023 and 2022, the Company did not identify any triggering events that would indicate impairment of goodwill.

Deferred Financing Costs

Deferred financing costs were incurred in connection with the issuance of the Company's note payable. These costs are amortized using the effective interest method over the term of the related indebtedness and are included in interest expense in the accompanying combined financial statements. The Company follows the provisions of FASB ASU No. 2015-03, *Interest - Imputation of Interest (Subtopic 835-30)*, in order to simplify the presentation of deferred financing costs as a direct deduction from the carrying amount of the corresponding debt liability.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Leases

In accordance with FASB ASC Topic 842, *Leases* ("ASC 842"), the Company recognizes its right-of-use assets and the corresponding lease liabilities as of the lease commencement date based on the present value of lease payments over the life of the lease term. To determine the present value of lease payments, the Company must use the rate implicit in the lease if it is readily determinable; otherwise, the Company may use either (a) a borrowing rate based on similar debt or (b) the practical expedient option provided by ASC 842, which allows an entity to use a risk-free rate for each class of underlying asset for a period comparable to the lease term to discount the lease payments to present value. The Company considers the lease term to be the noncancellable period that it has the right to use the underlying asset, including all periods covered by an option to (1) extend the lease, if the Company is reasonably certain not to exercise that option, (2) terminate the lease, if the Company is reasonably certain not to exercise that option, and (3) extend or not to terminate the lease, in which exercise of the option is controlled by the lessor. The Company has elected to use the practical expedient provided by ASC 842 to determine the present value of its lease payments. The Company's right-of-use assets and lease liabilities primarily relate to office space, manufacturing space, warehouse space, and office equipment.

The Company has also utilized the following practical expedients:

- Short-term leases - for leases that are for a period of 12 months or less, the Company will not apply the recognition requirements of ASC 842.
- For leases that contain related non-lease components, such as maintenance, the Company will account for these payments as a single lease component.

Leases are classified as either operating or finance leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the future payments at the lease commencement date. For finance leases, the lease liability is initially measured in the same manner and is subsequently measured similar to financed purchases, with interest expense recorded in connection with the lease liability. The classification between operating and finance leases determines whether lease expenses are recognized based on an effective interest method or on a straight-line basis, respectively, over the term of the lease.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any incentives received. Right-of-use assets under finance leases are amortized on a straight-line basis over the lease term. Right-of-use assets for operating and finance leases are periodically reduced by impairment losses.

The Company monitors for events or changes that could require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment will be made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Leases (cont'd.)</u>

Operating lease right-of-use assets are presented as "Operating lease right-of-use assets" on the combined balance sheet. The current portion of the operating lease liabilities is included as "Current portion of operating lease liabilities" in current liabilities, and the long-term portion is presented separately as "Operating lease liabilities, less current portion" in long-term liabilities.

In addition, the Company has a lease for warehouse space with varying monthly rental payments, which are based on a predetermined rate of gross sales of products held at the underlying warehouse. Rent expense related to leases with varying monthly payments amounted to $48,000 and $45,000 during the years ended December 31, 2023 and 2022, respectively, and is included in cost goods sold and operating expenses in the combined statements of income.

<u>Pension Plan</u>

The Company sponsors a 401(k) plan covering substantially all eligible employees. Eligible employees may defer a percentage of their compensation up to the annual maximum allowed by the Internal Revenue Code. Additionally, the Company makes matching contributions as well as discretionary profit-sharing contributions to employees. For the years ended December 31, 2023 and 2022, matching contributions totaled $100,285 and $86,073, respectively.

<u>Shipping and Handling Costs</u>

Outgoing and incoming shipping and handling costs incurred during the year are included in cost of goods sold and amounted to $1,017,006 and $260,248, respectively, for the year ended December 31, 2023, and $1,188,870 and $304,890, respectively, for the year ended December 31, 2022.

<u>Advertising Costs</u>

Advertising costs are charged to operating expenses as incurred and totaled $757,088 and $807,640 for the years ended December 31, 2023 and 2022, respectively.

<u>Research and Development Costs</u>

The Company expenses research and development costs as they are incurred. Research and development costs charged to operations amounted to $161,933 and $269,797 for the years ended December 31, 2023 and 2022, respectively.

Note 2 -   Summary of Significant Accounting Policies (cont'd.)

Income Taxes

As of January 1, 2023, AEA is recognized as a C Corporation for federal and state jurisdictions for income tax purposes. Income taxes are accounted for using the asset and liability method. Deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rate on the date of enactment. Deferred tax assets and liabilities are shown net, as either nonrecurrent assets or liabilities, in the combined balance sheets.

Prior to January 1, 2023, the Company was treated as a partnership for tax purposes and did not incur income taxes. The members were taxed individually on their share of AEA's earnings. The Company's net income or loss was allocated to the members based upon their profit and loss percentages.

AEAE and CHL are treated as partnerships for income tax purposes and do not incur income taxes. Instead, members are taxed individually on their share of company earnings. The companies' earnings are allocated to the members based upon their profit and loss percentages. Accordingly, no provision for income taxes for these entities is made in the consolidated financial statements.

In accordance with U.S. GAAP, the Company follows the guidance of FASB ASC Topic 740, *Income Taxes*. At December 31, 2023 and 2022, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying combined financial statements.

The Company files income tax returns in the U.S. in federal and certain state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for tax years before 2020. All subsequent tax years remain subject to examination by taxing authorities.

Note 3 - <u>Going Concern and Management's Plan</u>

As shown in the accompanying combined financial statements, for the years ended December 31, 2023 and 2022, the Company had a net loss of approximately $1,144,000 and net income of $1,504,000, respectively. As of December 31, 2023, the Company had approximately $1,921,000 outstanding on its revolving line of credit, approximately $1,976,000 outstanding on its equipment term loan, and $0 outstanding on its leasehold improvement demand line (see Notes 7 and 9). The Company is not in compliance with its consolidated debt service covenants on each of the debt agreements, which gives the bank the option to demand payment on the outstanding debt and to no longer provide working capital for future operations. In addition, the Company had negative working capital of approximately $3,099,000 at December 31, 2023 and a loss from operations of approximately $335,000 for the year ended December 31, 2023.

The 2023 financial year was challenging for the Company's customer base, as weather and macroeconomic conditions, including lower prices for agriculture produce and commodities, higher interest rates and higher inflation and on-farm costs, negatively impacted the Company's business, resulting in a decline in sales year over year. In addition, in 2023, as a result of the Company investing in its new manufacturing facility in Aurora, Colorado, which will increase production capacity and reduce logistical costs to enable future growth in production and sales, the Company incurred one-time start-up costs that negatively impacted profitability in 2023, but with no plans to repeat in 2024.

The lower profitability in 2023 led to non-compliance with the consolidated debt service covenant that supports the bank's revolving line of credit and equipment term loan, and as a result, the Company was not able to draw financing on its $1,500,000 leasehold improvement demand line with the bank.

The Company implemented organizational changes in early 2024, focusing on topline revenue and profitability growth with both existing and new customers as part of its commitment to profitability, growth and becoming compliant with the bank's debt service covenant in 2024. The Company has also repurposed its executive team to emphasize business development and implementation of an Entrepreneurial Operating System ("EOS"). In addition, the Company is highly focused on monitoring expenses to ensure appropriate returns on spend investments, mitigate inflation, and drive improved profitability in 2024.

The Company has already identified and will continue exploring opportunities with other capital providers for additional sources of cash liquidity to minimize going concern risks in 2024. During 2024, the Company issued $810,468 of stockholder notes to offset seasonal cash needs in the context of reduced credit commitments from the bank.

While the outstanding debt due on demand combined with the losses initially raised doubt as to the Company's ability to continue as a going concern for the next year, management believes its plans above alleviate substantial doubt as to its ability to continue for the next year through at least April 25, 2024. However, there can be no assurances that the plans and actions proposed by management will be successful, that the Company will generate anticipated revenues, or that unforeseen circumstances will not require additional funding sources in the future.

Note 4 - Concentration of Credit Risk

The Company maintains cash balances in several financial institutions. Such balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

At December 31, 2023 and 2022, approximately 47% and 75%, respectively, of the Company's accounts receivables were derived from two customers.

During the year ended December 31, 2022, approximately 14% of the Company's revenues were derived from one customer.

During the year ended December 31, 2023, approximately 47% of the Company's purchases were derived from four vendors. During the year ended December 31, 2022, approximately 20% of the Company's purchases were derived from one vendor.

Note 5 - Inventories

Inventories, net consisted of the following at December 31, 2023 and 2022:

	2023	2022
Raw materials	$ 1,263,582	$ 1,218,909
Finished goods	1,209,831	1,224,363
	2,473,413	2,443,272
Less: Reserve for slow moving inventory	-	78,000
	$ 2,473,413	$ 2,365,272

Note 6 - Property and Equipment

Property and equipment, net consisted of the following at December 31, 2023 and 2022:

	2023	2022
Land	$ 30,000	30,000
Buildings and building improvements	616,024	616,024
Transportation equipment	306,005	435,891
Machinery and equipment	573,922	423,099
Furniture and fixtures	63,699	35,060
Computer equipment	104,243	56,169
Leasehold improvements	126,126	88,082
Construction in process	7,290,963	1,381,666
	9,110,982	3,065,991
Less: Accumulated depreciation and amortization	910,680	553,367
	$ 8,200,302	$ 2,512,624

Depreciation and amortization expense related to property and equipment amounted to $447,581 and $114,258 for the years ended December 31, 2023 and 2022, respectively.

Note 6 - Property and Equipment (cont'd.)

Construction in progress of $7,290,963 and $1,381,666 at December 31, 2023 and 2022, respectively, represents capitalized costs related to the Company's new facility in Aurora, Colorado. This project includes the construction and renovation of office, warehouse, and productions space.

Note 7 - Notes Payable - Bank

On October 19, 2022, the Company entered into a $2,000,000 revolving line of credit with a bank, expiring November 1, 2024. Borrowings under the line of credit cannot exceed the lesser of the maximum commitment, $1,000,000, or the borrowing base, as defined. The line of credit is collateralized by substantially all assets of AEA and is personally guaranteed by AEA's majority member. The interest rate on the line is the Wall Street Journal prime rate less 0.25% (totaling 8.25% and 7.25% at December 31, 2023 and 2022, respectively). The line of credit is subject to certain minimum financial and reporting covenants as determined by the bank. The outstanding balance was $1,920,820 and $0 as of December 31, 2023 and 2022, respectively. At December 31, 2023, the Company was not in compliance with certain financial covenants.

On October 19, 2022, the Company entered into a $2,000,000 equipment line of credit with a bank, expiring November 1, 2030. The line of credit is collateralized by substantially all assets of AEA and is personally guaranteed by AEA's majority member. The interest rate on the line is the Wall Street Journal prime rate plus 0.25% (totaling 8.75% and 7.75% at December 31, 2023 and 2022, respectively). The line of credit is subject to certain minimum financial and reporting covenants as determined by the bank, which the Company was not in compliance with at December 31, 2023. In November 2023, the Company converted the $2,000,000 outstanding balance to an installment loan, payable over 84 equal monthly principal payments of $23,809, with interest payable at 8.75% per annum (see Note 9).

On October 19, 2022, the Company entered into a $1,500,000 leasehold improvement demand line of credit with a bank, expiring May 1, 2026. The line of credit is collateralized by substantially all assets of AEA and is personally guaranteed by AEA's majority member. The interest rate on the line is the Wall Street Journal prime rate plus 0.50% (totaling 9.00% and 8.00% at December 31, 2023 and 2022, respectively). The line of credit is subject to certain minimum financial and reporting covenants as determined by the bank. There were no advances outstanding as of December 31, 2023 and 2022. At December 31, 2023, the Company was not in compliance with certain financial covenants.

Note 8 - Long-Term Incentive Plan

The Company has a long-term incentive plan, whereby key employees and certain independent contractors are granted interests in the Company, at the sole discretion of the Company's Board of Directors. The plan units do not represent any equity ownership of the Company. Plan units are valued based on the value of the Company, which is determined by the formulas defined in the long-term incentive plan agreement, at the end of each reporting period. Plan units vest over various time periods up to four years from the grant date, through 2026. The timing of redemption of these awards is determined based on criteria defined in the long-term incentive plan agreement and is treated as cash compensation to employees. There were no cash payments during 2023 and 2022 for redemption of plan units. At December 31, 2023 and 2022, the liability representing the vested portion of long-term incentive plan units was $260,480 and $309,338, respectively, which is included in other liabilities on the combined balance sheets.

19

Note 9 -   Long-Term Debt

Long-term debt is summarized as follows at December 31, 2023 and 2022:

	2023	2022
Note payable, bank, guaranteed by the Small Business Administration, collateralized by substantially all assets of AEA and AEAE and a personal guaranty by AEA's majority stockholder, due in monthly installments of $12,637, including interest at the bank's prime rate plus 2.25% (totaling 10.75% and 9.75% at December 31, 2023 and 2022, respectively), through September 2034. The outstanding balance shown is reduced by deferred financing costs of $3,553 and $7,105 at December	$ 1,257,356	$ 1,304,896
Note payable, financing company, collateralized by a vehicle, due in monthly installments of $740, including interest at 7.79%, through March 2026.	14,286	23,167
Note payable, financing company, collateralized by a vehicle, due in monthly installments of $942, including interest at 7.79%, through March 2026.	15,036	26,598
Installment equipment loan, payable in equal monthly principal payments of $23,809, with interest at 8.75% per annum, expiring November 2030. The loan is secured by the related equipment and is subject to certain financial and reporting covenants. At December 31, 2023, the Company was not in compliance with certain covenants and has presented the balance as a current liability in the combined balance sheets.	1,976,190	-
	3,262,868	1,354,661
Less: Current maturities	2,148,690	172,084
Long-term debt, net	$ 1,114,178	$ 1,182,577

Note 9 -   Long-Term Debt (cont'd.)

Future aggregate maturities of long-term debt are as follows:

Years Ending December 31:

2024	$	2,148,690
2025		160,111
2026		151,644
2027		151,644
2028		151,644
Thereafter		499,135
	$	3,262,868

Note 10 - Related Party Transactions

The Company has a note receivable with a related party that was entered into on December 30, 2022. The note is unsecured, bears interest at a rate of 10%, and matures on January 4, 2023. At December 31, 2022, the balance of the note receivable was $393,448. In January 2023, the note receivable was repaid in full.

On December 27, 2023, the Company entered into a note payable with a related party for $130,000. The note is unsecured, bears interest at 5% per annum, and matures on June 27, 2024. At December 31, 2023, the balance of the note payable was $130,000.

Note 11 - Contingencies

Guarantees

At December 31, 2023, AEA is a guarantor of an approximately $452,000 promissory note from a lender to an unrelated entity. The funds were used to purchase AEA's products. AEA will be released as a guarantor upon the lender's receipt of payment in full from the unrelated entity. Subsequent to December 31, 2023, the unrelated entity paid the lender in full, releasing AEA of the guarantee.

Note 12 - Leases

The Company's right-of-use assets and lease liabilities primarily relate to office space, manufacturing space, warehouse space, and office equipment.

Lease components in the Company's leases are accounted for following the guidance in ASC 842 for the capitalization of long-term leases. At December 31, 2023, the lease liability is equal to the present value of the remaining lease payments, discounted using the risk-free interest rate (based on U.S. Treasury rates for periods comparable to the lease terms) at the lease commencement date.

Note 12 - Leases (cont'd.)

Lease activity for the years ended December 31, 2023 and 2022 was as follows:

	2023	2022
Lease cost:		
Operating lease cost	$ 1,131,081	$ 396,220
Other information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 876,635	$ 1,358,068
Weighted-average remaining lease term - operating leases	5.82 years	6.70 years
Weighted-average discount rate - operating leases	3.07%	3.06%

Future minimum lease payments as of December 31, 2023 are as follows:

Years Ending December 31:	Operating Leases
2024	$ 854,444
2025	817,971
2026	764,149
2027	764,502
2028	692,064
Thereafter	571,049
Total minimum lease payments	4,464,179
Less: Amount representing interest	356,527
Total lease liabilities	$ 4,107,652

Note 13 - Stockholders' Equity

Common Stock

On September 22, 2023, AEA filed an amendment to its certificate of incorporation affecting a 10:1 stock split. All information in these combined financial statements gives effect to the stock split.

Preferred Stock

During the year ended December 31, 2023, in connection with the Company's Regulation Crowdfunding raise, AEA sold 9,102 shares of Series A-1 Preferred stock to multiple investors at a purchase price of $167.48 per share, for a total purchase price of $1,524,422.

As of December 31, 2023, the Company had 9,102 shares of Series A-1 Preferred Stock with a par value of $0.000001.

Note 13 - <u>Stockholders' Equity (cont'd.)</u>

<u>Preferred Stock (cont'd.)</u>

The Series A-1 Preferred Stock has preferential rights upon liquidation, dissolution, or the winding up of the Company. In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Series A-1 Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payments shall be made to the holders of common stock.

The Company evaluated the Series A-1 Preferred Stock for liability or equity classification under the applicable accounting guidance, including FASB ASC Topic 480, *Distinguishing Liabilities from Equity*, and determined that the Series A-1 Preferred Stock meets the definition of permanent equity, as there are no redeemable feature.

The holders of Series A-1 Preferred Stock shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law, at which point each holder is entitled to one vote.

<u>Warrants</u>

On January 4, 2022, the Company issued warrants that permit the holder to buy 600,000 units for $1.00 per share. The warrants have a 15-month term and are exercisable at any time.

On November 14, 2022, the holder of the warrants exercised their right to buy 600,000 units.

Subsequent to December 31, 2023, in connection with the issuance of stockholder notes, the Company issued warrants that permit the holders to buy 6,099 shares of common stock for prices ranging from $119.59 to $168.50. The warrants have a 2-year term and are exercisable at any time.

Note 14 - <u>Income Taxes</u>

The provision for income taxes for the years ended December 31, 2023 and 2022 consisted of the following:

	2023	2022
Current:		
Federal, state, local	$ 120,261	$ -
Deferred:		
Federal, state, local	346,000	-
	$ 466,261	$ -

Note 14 - Income Taxes (cont'd.)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2023 and 2022:

	2023	2022
Deferred tax assets:		
Benefit from net operating loss	$ 987,000	$ -
Allowance for credit losses	8,000	-
	995,000	-
Deferred tax liabilities:		
Depreciation and amortization	(1,341,000)	-
Net deferred tax liability	$ (346,000)	$ -

Note 15 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2023 through April 24, 2024, which is the date that the combined financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure, except as disclosed in Notes 3, 11 and 13.

<u>SUPPLEMENTARY INFORMATION</u>

<u>INDEPENDENT ACCOUNTANTS' REVIEW REPORT ON SUPPLEMENTARY INFORMATION</u>

To The Stockholders
Advancing Eco Agriculture, Inc. and Affiliate
Middlefield, OH

Our report on our reviews of the basic combined financial statements of Advancing Eco Agriculture, Inc. and Affiliate as of and for the years ended December 31, 2023 and 2022 appears on page 1. The objective of those reviews was to perform procedures to obtain limited assurance as a basis for reporting whether we were aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. The combining supplementary information on pages 26-31 is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual companies, and it is not a required part of the combined financial statements. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the combined financial statements. The supplementary information has been subjected to the review procedures applied in our reviews of the basic combined financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
April 24, 2024

ASSETS

	Combined	Eliminations	Advancing Eco Agriculture, Inc.	Crop Health Laboratories, LLC	AEA Enterprises, LLC
CURRENT ASSETS:					
Cash and cash equivalents	$ 438,251	$ -	$ 359,926	$ 78,325	$ -
Accounts receivable, net	1,843,403	-	1,840,243	3,160	-
Inventories, net	2,473,413	-	2,473,413	-	-
Prepaid expenses and other current assets	229,100	-	229,100	-	-
Contract assets	565,004	-	565,004	-	-
Total Current Assets	5,549,171	-	5,467,686	81,485	-
PROPERTY AND EQUIPMENT, NET	8,200,302	-	7,706,547	-	493,755
OTHER ASSETS:					
Note receivable	-	(237,495)	237,495	-	-
Investments at cost	-	(212,078)	38,600	22,654	150,824
Investment in subsidiary	-	(35,000)	35,000	-	-
Investment in affiliate	578,298	-	578,298	-	-
Operating lease right-of-use assets	3,844,554	-	3,844,554	-	-
Goodwill	200,441	-	-	200,441	-
Other assets	237,994	-	237,994	-	-
Total Other Assets	4,861,287	(484,573)	4,971,941	223,095	150,824
TOTAL ASSETS	$ 18,610,760	$ (484,573)	$ 18,146,174	$ 304,580	$ 644,579

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
SUPPLEMENTARY INFORMATION
COMBINING BALANCE SHEET
DECEMBER 31, 2023

LIABILITIES AND MEMBERS' EQUITY

	Combined	Eliminations	Advancing Eco Agriculture, Inc.	Crop Health Laboratories, LLC	AEA Enterprises, LLC
CURRENT LIABILITIES:					
Notes payable - banks	$ 1,920,820	$ -	$ 1,920,820	$ -	$ -
Current maturities of long-term debt, net	2,148,690	-	2,148,690	-	-
Accounts payable	2,576,059	-	2,564,562	11,497	-
Accrued expenses and other current liabilities	376,388	-	366,065	10,323	-
Contract liabilities	755,984	-	736,254	19,730	-
Note payable - related party	130,000	-	130,000	-	-
Current portion of operating lease liabilities	740,697	-	740,697	-	-
Total Current Liabilities	8,648,638	-	8,607,088	41,550	-
LONG-TERM LIABILITIES:					
Long-term debt, less current maturities, net	1,114,178	(237,495)	607,739	237,495	506,439
Operating lease liabilities, less current portion	3,366,955	-	3,366,955	-	-
Deferred tax liabilities, net	346,000	-	346,000	-	-
Accounts payable, affiliates	-	(212,078)	212,003	75	-
Other liabilities	260,480	-	260,480	-	-
Total Long-Term Liabilities	5,087,613	(449,573)	4,793,177	237,570	506,439
Total Liabilities	13,736,251	(449,573)	13,400,265	279,120	506,439
COMMITMENTS AND CONTINGENCIES					
STOCKHOLDERS' EQUITY					
Common stock, $0.000001 par value; 200,000 shares authorized, issued and outsanding as of December 31, 2023	-	-	-	-	-
Preferred stock, $0.000001 par value; 60,000 shares authorized 9,102 shares issued and outstanding as of December 31, 2023	1,107,489	-	1,107,489	-	-
Additional paid-in capital	3,300,000	-	3,300,000	-	-
Retained earnings and members' equity	467,020	(35,000)	338,420	25,460	138,140
Total Stockholders' Equity	4,874,509	(35,000)	4,745,909	25,460	138,140
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 18,610,760	$ (484,573)	$ 18,146,174	$ 304,580	$ 644,579

ASSETS

	Combined	Eliminations	Advancing Eco Agriculture, LLC	Crop Health Laboratories, LLC	AEA Enterprises, LLC
CURRENT ASSETS:					
Cash and cash equivalents	$ 1,908,314	$ -	$ 1,769,531	$ 138,783	$ -
Accounts receivable, net	1,389,052	-	1,389,052	-	-
Inventories, net	2,365,272	-	2,365,272	-	-
Prepaid expenses and other current assets	74,592	-	74,592	-	-
Contract assets	597,500	-	597,500	-	-
Total Current Assets	6,334,730	-	6,195,947	138,783	-
PROPERTY AND EQUIPMENT, NET	2,512,624	-	1,999,987	-	512,637
OTHER ASSETS:					
Note receivable, related party	393,448	-	393,448	-	-
Note receivable	-	(229,228)	229,228	-	-
Accounts receivable - affiliates	-	(94,106)	7,122	-	86,984
Investment in subsidiary	-	(35,000)	35,000	-	-
Operating lease right-of-use assets	4,682,416	-	4,682,416	-	-
Goodwill	200,441	-	-	200,441	-
Other assets	205,000	-	205,000	-	-
Total Other Assets	5,481,305	(358,334)	5,552,214	200,441	86,984
TOTAL ASSETS	$ 14,328,659	$ (358,334)	$ 13,748,148	$ 339,224	$ 599,621

LIABILITIES AND MEMBERS' EQUITY

	Combined	Eliminations	Advancing Eco Agriculture, LLC	Crop Health Laboratories, LLC	AEA Enterprises, LLC
CURRENT LIABILITIES:					
Accounts payable	$ 261,322	$ -	$ 261,322	$ -	$ -
Current maturities of long-term debt, net	172,084	-	172,084	-	-
Accrued expenses	450,570	-	450,511	59	-
Contract liabilities	1,859,457	-	1,796,660	62,797	-
Current portion of operating lease liabilities	727,710	-	727,710	-	-
Total Current Liabilities	3,471,143	-	3,408,287	62,856	-
LONG-TERM LIABILITIES:					
Long-term debt, less current maturities, net	1,182,577	-	676,138	-	506,439
Note payable - bank	-	(229,228)	-	229,228	-
Operating lease liabilities, less current portion	4,029,763	-	4,029,763	-	-
Accounts payable - affiliates	-	(94,106)	86,984	7,122	-
Other liabilities	309,338	-	309,338	-	-
Total Long-Term Liabilities	5,521,678	(323,334)	5,102,223	236,350	506,439
Total Liabilities	8,992,821	(323,334)	8,510,510	299,206	506,439
COMMITMENTS AND CONTINGENCIES					
MEMBERS' EQUITY	5,335,838	(35,000)	5,237,638	40,018	93,182
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 14,328,659	$ (358,334)	$ 13,748,148	$ 339,224	$ 599,621

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
SUPPLEMENTARY INFORMATION
COMBINING STATEMENT OFOPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

	Combined	Eliminations	Advancing Eco Agriculture, Inc.	Crop Health Laboratories, LLC	AEA Enterprises, LLC
NET REVENUES:					
Product sales	$ 18,045,410	$ (319,800)	$ 17,884,816	$ 480,394	$ -
Rental income	-	(63,840)	-	-	63,840
	18,045,410	(383,640)	17,884,816	480,394	63,840
COST OF GOODS SOLD	8,948,007	(383,640)	9,025,157	306,490	-
GROSS PROFIT	9,097,403	-	8,859,659	173,904	63,840
OPERATING EXPENSES	9,432,789	-	9,233,667	180,240	18,882
(LOSS) INCOME FROM OPERATIONS	(335,386)	-	(374,008)	(6,336)	44,958
OTHER (EXPENSE) INCOME:					
Interest expense	(328,585)	-	(320,318)	(8,267)	-
Other expense	(16,264)	-	(16,264)	-	-
Other income	2,817	-	2,772	45	-
Total Other Expense	(342,032)	-	(333,810)	(8,222)	-
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(677,418)	-	(707,818)	(14,558)	44,958
PROVISION FOR INCOME TAXES	466,261	-	466,261	-	-
NET (LOSS) INCOME	$ (1,143,679)	$ -	$ (1,174,079)	$ (14,558)	$ 44,958

See independent accountants' review report on supplementary information.

ADVANCING ECO AGRICULTURE, INC. AND AFFILIATE
SUPPLEMENTARY INFORMATION
COMBINING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	Combined	Eliminations	Advancing Eco Agriculture, LLC	Crop Health Laboratories, LLC	AEA Enterprises, LLC
NET REVENUES:					
Product sales	$ 18,962,094	$ -	$ 18,532,572	$ 429,522	$ -
Rental income	(306,665)	(370,505)	-	-	63,840
	18,655,429	(370,505)	18,532,572	429,522	63,840
COST OF GOODS SOLD	8,416,357	(370,505)	8,491,586	295,276	-
GROSS PROFIT	10,239,072	-	10,040,986	134,246	63,840
OPERATING EXPENSES	8,720,780	-	8,580,924	120,974	18,882
INCOME FROM OPERATIONS	1,518,292	-	1,460,062	13,272	44,958
OTHER (EXPENSE) INCOME:					
Interest expense	(109,252)	(8,267)	(57,975)	(8,267)	(34,743)
Other income	95,041	8,267	86,761	13	-
Total Other (Expense) Income	(14,211)	-	28,786	(8,254)	(34,743)
NET INCOME	$ 1,504,081	$ -	$ 1,488,848	$ 5,018	$ 10,215